Mail Stop 4561

September 29, 2005

Nina Piper
Chief Financial Officer
Life Partners Holdings, Inc.
204 Woodhew
Waco, Texas 76712

RE:	Life Partners Holdings, Inc.
Form 10-KSB for Fiscal Year Ended February 28, 2005
Filed May 27, 2005
File No. 0-7900

Dear Ms. Piper,

	We have reviewed your filing, limiting our review to the
issues
addressed in our comments.   Where indicated, we think you should
revise your document in response to these comments in future filings.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note (2) Summary of Significant Accounting Policies

Premium Advances, page 29

1. We note that you fully reserve policy advances as you make them.
Please tell us how you determined that you are not required to record a liability for future premium payments given that you have a practice of consistently advancing premiums and receive repayments for only a part of the advanced amounts. Refer to SFAS 5.

Revenue Recognition, page 29

2. Please tell us and revise future filings to describe your revenue
recognition policy for each of viatical and life settlements. In each instance, indicate how you met the criteria outlined in SAB 101 for revenue recognition. We note that you recognize revenue at the time a settlement is closed as opposed to when you receive payment from a purchaser.

3. Please tell us how you considered the guidance in EITF 00-21 in recognizing revenues from your services related to facilitating viatical or life settlements and the ongoing monitoring services provided subsequent to settlement. It appears that these are separate deliverables.

4. Please tell us and disclose in future filings the following:

* whether $100 per settlement is deferred for both viatical and life settlements. We note that the insured in the two categories have different life expectancies;

* how you determine the deferred amount and deferral period; and

* your method of amortization.

Artifacts and Other, page 30

5. Please tell us how you determine the fair value of your artifacts and how you concluded that they were not impaired as of February
28,
2005.

Note (7) Income Taxes, page 33

6. We note that you designate non-deductible IRS interest as a component of your deferred tax asset. Please tell us how you determined this to be a deferred tax asset arising from a temporary difference considering the guidance in SFAS 109.

Note (8) Shareholders` Equity, Stock Transactions and Commons
Stock
Options, page 33

7. Please tell us how you accounted for the purchase of 144,891 shares of your common stock for $632,723 during the year ended February 29, 2004 and how the transaction is disclosed in the statement of shareholders` equity and statement of cash flows.

8. We note that you issued options to purchase 250,000 shares of your common stock to non-employees during fiscal year 2005 and that you accounted for the transactions using APB 25 and recognized compensation expense of $75,000. Please tell us how determined that you were not required to record these transactions at fair value considering the guidance in paragraph 8 of SFAS 123.

Note (10) Contingencies, page 36

9. Please clarify the nature of the unforeseeable reduction in face value and explain how this caused the insurance companies to deny payments to contract holders.

10. Please tell us how you determined the amount accrued for future claims that might arise on the denied policies and explain how you determined there were no other potential claims considering the guidance in SFAS 5.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,



Amit Pande
Assistant Chief Accountant

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Nina Piper
Life Partners Holdings, Inc.
September 29, 2005
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